EXHIBIT 107

Calculation of Filing Fee Tables

Form S-8
(Form Type)

FIFTH THIRD BANCORP
(Exact Name of Registrant as Specified in its Charter)

Table 1 – Newly Registered Securities

Security Type	Security Class Title	Fee Calculation Rule	Amount Registered(1)	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee
Other	Deferred compensation obligations(1)	457(h)	$75,000,000	100%	$75,000,000	$110.20 per $1,000,000	$8,265
Total Offering Amounts					$75,000,000		$8,265
Total Fee Offsets							$0.00
Net Fee Due							$8,265

(1)    The Deferred Compensation Obligations are unsecured obligations of Fifth Third Bancorp to pay deferred compensation in the future in accordance with the terms of the Fifth Third Bancorp Unfunded Deferred Compensation Plan for Non-Employee Directors and The Fifth Third Bancorp Nonqualified Deferred Compensation Plan. Deferred Compensation Obligations will be paid in cash.